MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2012

INTRODUCTION

The following information, prepared as of November 8, 2012, should be read in conjunction with the unaudited interim consolidated financial statements (“Financial Statements”) of Sprott Resource Lending Corp. (“SRLC” or the “Company”) as at September 30, 2012, and for the three and nine months ended September 30, 2012 and 2011, and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

BUSINESS PROFILE AND STRATEGY

The Company specializes in lending to resource companies on a global basis. Headquartered in Toronto, Canada, the Company seeks to generate income from lending activities as well as realizing on the upside potential of bonus arrangements with resource borrowers which are generally tied to the revenue or common shares of the borrower.

In September 2010, SRLC and Sprott Lending Consulting Limited Partnership (“Sprott LP”) (a wholly owned subsidiary of Sprott Inc.) entered into management and partnership agreements (see “Material Contracts” herein) allowing the Company to enhance the size and quality of deal flow by leveraging Sprott Inc.’s strong reputation in providing financing to companies operating in the resources sector.

RESOURCE LENDING

The Company may lend to any resource company, but concentrates its activities on providing financing to later-stage resource development companies, or early stage producers. The Company provides financing in various forms as follows:

1.

Term and bridge loans, whereby interest payments are determined through a prescribed interest rate and are subject to additional fees in the form of cash and securities of the borrower. Terms for such loans are generally for 12 to 36 months, but may be up to 5 years and are generally used for production expansion, working capital, construction, acquisitions and general corporate purposes. In addition to receiving interest, the Company also receives fees in the form of cash, shares and/or warrants of the borrower;

2.

Precious metals loans, generally follow the same terms, structure, and purposes, as term and bridge loans, however precious metal loan interest and/or principal payments are based on predetermined units of measurement of a stated precious metal (typically gold or silver ounces). Payments are either received in a stated currency at the prevailing market price of the precious metal at the time of repayment, or through actual delivery of the stated precious metal units. The Company may also enter into separate financial contracts with third parties to limit or hedge its exposure to fluctuating commodity prices; and

3.	Other credit facilities, including convertible debt and standby lines of credit.

Security

In most cases, the Company provides resource loans which are secured by first or second priority charges against the underlying mineral rights and related assets of the borrower. In the opinion of management, the assets that are being provided as collateral for a loan have a fair market value significantly in excess of the amount advanced, as of the date of the commitment to fund the loan. For certain qualified borrowers, the Company may provide a credit facility without having direct charges on collateral. The Company generally aims to provide loans where the loan does not exceed 50% of the security value but will consider financing arrangements up to 75% of the security value. Additional security such as guarantees, general security agreements and assignments of contracts or sale agreements may also be taken. The specific nature of the security granted by each borrower is largely dependent on the value of the resource pledged as security, its value in relation to the loan and the nature of the resource or business, the income generated by the security and the financial strength of the borrower.

NON-IFRS MEASURES

Return on equity (“ROE”), return on assets (“ROA”) and other non-IFRS measures are commonly used to compare the performance of lenders, but do not have standardized meanings prescribed by IFRS. Therefore, they may not be comparable to similar measures presented by other companies. The Company calculates these measures as follows:

  ROE – annualized net income (loss) divided by average shareholders’ equity.
  ROA – annualized net income (loss) divided by average total assets.
  Income before income taxes on resource lending activities – Loss (income) before income taxes as reported under IFRS adjusted for interest income (loss) on impaired real estate loans, net of loan loss, revaluation of foreclosed properties and other expenses on real estate loans, stock based compensation, general and administrative expenses related to real estate, and salaries and benefits related to real estate.

Readers are cautioned not to view non-IFRS measures as alternatives to financial measures calculated in accordance with IFRS.

THIRD QUARTER 2012 FINANCIAL HIGHLIGHTS

The following table highlights certain aspects of SRLC’s financial performance as at September 30, 2012 and for the three and nine months then ended, which was primarily attributed to the Company’s resource lending operations. This information should be read in conjunction with the “Results of Operations” section of this MD&A.

Table 1 – Selected Financial Information
($ thousands, except share and per share amounts)
	Three Months Ended		Nine Months Ended
		September 30	September 30
	2012	2011	2012	2011
Interest income	4,812	4,078	14,845	11,683
Loan loss expense	404	(1,642)	(949)	(3,932)
Loss on revaluation of foreclosed properties	(632)	(853)	(7,484)	(853)
Foreign exchange (loss) gain	(1,133)	1,277	(532)	92
Realized/unrealized gain (loss) on investments and securities	984	(1,221)	(531)	(2,456)
Unrealized gain on precious metal loans	2,925	-	2,925	-
Other income	17	228	3,322	3,133
Management services expense	1,956	731	4,962	2,004
Other general and administrative expenses	1,058	1,997	3,364	7,731
Income (loss) before income taxes	8,767	(565)	7,636	(1,563)
Net income (loss)	6,700	(550)	5,660	(1,521)
Earnings (loss) per share - basic and diluted	0.04	(0.00)	0.04	(0.01)
ROE – annualized(1)	11%	-1%	3%	-1%
ROA – annualized(1)	11%	-1%	3%	-1%

	September 30,	December 31,	Change from
	2012	2011	December 31, 2011
Cash and cash equivalents	24,526	31,994	(7,468)	-23%
Investments and securities	50,455	47,802	2,653	6%
Loans receivable and precious metal loans	147,883	136,149	11,734	9%
Total assets	249,984	253,543	(3,559)	-1%
Total liabilities	8,394	5,899	2,495	42%
Shareholders' equity	241,590	247,644	(6,054)	-2%
Common shares outstanding	150,619,913	154,223,046	(3,603,133)	-2%
Book value per share	1.60	1.61	(0.01)	-1%
Impaired real estate loan – net carrying value	22,371	22,391	(20)	-
Loan loss provision	10,080	8,023	2,057	26%
Provision as a percentage of impaired real estate loan	31%	26%

(1) See section “Non-IFRS Measures” for definitions.

As at September 30, 2012, $125.5 million in resource loans had been advanced, which were comprised of twelve resource loans carried at amortized cost and one precious metal loan carried at fair value.

For the three months ended September 30, 2012, interest income was $0.7 million higher than for the same period ended September 30, 2011. This increase was primarily due to an increase in the principal and carrying balance of resource loans.

For the three months ended September 30, 2012, the Company generated net income of $6.7 million compared to net loss of $0.6 million for the comparable period ended in 2011 for a total increase of $7.3 million. The increase in income was mainly attributed to the gain on sale of Viceroy Gold Corp. (“VGC”) of $4.3 million, which after taxes of $2.1 million, had an overall impact of $2.2 million. As well the Company had unrealized gains on investments and securities and precious metal loans of $3.7 million. The increase can be further attributed to $1.0 million in recoveries on litigation matters, as well as a decrease in provisions on impaired real estate loans and foreclosed properties of $2.1 million. These increases were partially offset by an increase in foreign exchange losses of $2.3 million.

Basic and diluted earnings per share were $0.04 for the three month period ended September 30, 2012, an increase from the $(0.00) per share for the comparable period in 2011.

Investments and securities increased by $2.7 million or 6% to $50.5 million as at September 30, 2012 compared to $47.8 million at December 31, 2011. The increase was primarily due to the receipt of shares and warrants from resource loan activities and acquisitions of notes, bonds and debentures of $16.0 million. The impact of this increase was offset by cash withdrawals from investment accounts of $9.8 million, the disposition of certain securities during the period of $3.2 million and fair valuation losses of $0.3 million.

The Company’s total liabilities at September 30, 2012 were $8.4 million compared to $5.9 million at December 31, 2011 for a total increase of $2.5 million. The increase is attributed to an increase in deferred income tax liabilities of $0.8 million as a result of the sale of VGC and an increase in deferred revenue of $0.6 million as a result of bonus shares received on a facility where the borrower has not yet drawn funds. There was also an increase in accounts payable and accrued liabilities of $1.1 million primarily related to an increase in management services fees payable.

Resource Lending Activities

To assess the Company’s performance and its ability to pay a quarterly dividend, management analyzes a number of factors, including the results of its resource lending activities in terms of the approximate cash flow generated by its resource loans. At the inception of resource loans, the Company earns bonus and origination fees generally in the form of shares and/or warrants of the borrower which are received and amortized into income over the term of the loan. The following table highlights the Company’s earnings before income taxes on resource lending activities and includes a reconciliation to income (loss) before taxes as reported under IFRS.

Table 2 – Resource Lending Activities (1)
($ thousands)
	Third	Second	First	Fourth	Third	Second	First
	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2011	Qtr 2011	Qtr 2011	Qtr 2011
Interest income on resource loans	3,828	3,831	4,375	5,074	3,074	2,134	1,091
Other interest income	300	383	91	124	220	278	280
Other income and equity method investment income	167	1,446	1,821	519	483	1,563	1,385
Total net interest income on resource lending activities	4,295	5,660	6,287	5,717	3,777	3,975	2,756
Management services	1,956	810	2,196	1,445	731	742	531
General and administrative expenses	1,058	1,276	1,031	889	1,977	1,775	3,981
Less: Stock based compensation	(149)	(89)	(184)	(192)	(391)	(479)	(564)
General and administrative expenses related to real estate activities	(145)	(145)	(47)	(114)	(313)	(243)	(106)
Salaries and benefits related to real estate activities	-	-	-	(9)	(12)	(151)	(1,501)
Adjusted management services and general and administrative expenses	2,720	1,852	2,996	2,019	1,992	1,644	2,341

Income before gains (losses) on investments and securities, foreign exchange, and other	1,575	3,808	3,291	3,698	1,785	2,331	415

Unrealized and realized gains (losses) on investments and securities	984	(4,533)	3,018	804	(1,221)	(625)	(610)
Unrealized gains on precious metal loan	2,925	-	-	-	-	-	-
Foreign exchange (losses) gains	(1,133)	754	(153)	(290)	1,277	(243)	(940)
Income (loss) before income taxes on resource lending activities	4,351	29	6,156	4,212	1,841	1,463	(1,135)
Items to reconcile to income (loss) reported under IFRS:

Interest income (loss) on impaired real estate loans, net of loan loss, revaluation of foreclosed properties and other expenses on real estate loans	456	(6,309)	(543)	93	(1,690)	106	1,612
Stock based compensation, general and administrative expenses and salaries and benefits related to real estate	(294)	(234)	(231)	(315)	(716)	(873)	(2,171)

Gain on sale of subsidiary	4,254	-	-	-	-	-	-
Income (loss) before income taxes as reported under IFRS	8,767	(6,514)	5,382	3,990	(565)	696	(1,694)

(1)	See section “Non-IFRS Measures” for definition.

DIVIDEND UPDATE

Based on the results of its resource lending activities, the Company’s Board of Directors approved a dividend of $0.015 per common share for payment on December 7, 2012 to shareholders of record on November 21, 2012. This is the Company’s sixth consecutive quarterly dividend. The Company will designate the full amount of this dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada). In the future, the Company will consider its dividend in line with the growth and performance of its resource loan portfolio.

OUTLOOK

Management continues to be committed to building a significant global resource lending business and continues to believe that both the market opportunity and achievable rates of return from this business are attractive.

As of November 8, 2012, the Company has $156 million in resource loans and bonds which includes a precious metal (gold) loan valued at $15 million. The Company also has $15 million in outstanding loan commitments. Additionally, we expect to close another $7 million in signed resource loan term sheets. While there is no guarantee that these lending opportunities will come to fruition, currently, our active pipeline of lending opportunities is approximately $80 million. While repayments are difficult to forecast, we expect approximately $20 million in repayments over the next two quarters. We believe our financing solutions are attractive to prospective borrowers and there is a potential that our available capital could be deployed very quickly in this market environment. As our available capital becomes constrained, we will look to accelerating the monetization of our remaining legacy real estate portfolio, which is discussed further herein.

Our profitability in any given year is primarily dictated by: (i) our interest income returns which are driven by the total size of the loan portfolio and income yielding investments; (ii) the ability to realize on the values of the shares and warrants received in conjunction with our lending activities; and (iii), and the credit quality of the portfolio. On a quarter to quarter basis, the values of shares and warrants received in conjunction with the Company’s lending activities may be subject to volatility as a result of price movements in resource and energy markets and the market value of the securities of the relevant issuers. New in this quarter, a precious metal gold loan was added to the portfolio whose value may also be subject to volatility as the loan is recorded at fair value.

Return of capital continues to be our primary objective and management continues to be selective in the opportunities the Company ultimately funds. With current depressed resource and energy markets, our loan portfolio is performing well with the exception of one borrower where we have a total exposure of $2.4 million and which we expect to fully recover.

Management continued to work to monetize the Company’s remaining legacy real estate portfolio. Currently, two of the four remaining real estate properties are under a sales contract and status is described in further detail herein - see Credit Quality and Impaired Loans. After a fulsome sales process, the Company received several offers on a property in British Columbia and the Company accepted a conditional offer which failed to close and is now being remarketed. In the third quarter, the Company settled on two previously written off real estate loans which resulted in recoveries of $1.0 million and was able to recognize a gain of $4.3 million on the sale of its Castle Mountain property.

Table 3 - Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
($ thousands)
		Three Months Ended				Nine Months Ended
			September 30				September 30
		2012		2011		2012		2011
Interest and other income	$	%	$	%	$	%	$	%
Interest income on resource loans	3,828	32	3,074	143	12,034	75	6,299	77
Interest income on real estate loans	684	6	805	38	2,037	13	4,645	57
Other interest income	300	3	199	10	774	5	739	9

Loan loss expense, net of recoveries	404	3	(1,642)	-77	(949)	-6	(3,932)	-48
Revaluation of foreclosed properties	(632)	-5	(853)	-40	(7,484)	-47	(853)	-10
Unrealized gain on precious metal loans	2,925	25	-	-	2,925	18	-	-
Foreign exchange (loss) gain	(1,133)	-10	1,277	60	(532)	-3	92	1
Gain on sale of subsidiary	4,254	36	-	-	4,254	27	-	-
Other income	1,151	10	(717)	-34	2,903	18	1,182	14
	11,781	100	2,143	100	15,962	100	8,172	100

General and administrative expenses
Salaries and benefits	321	11	467	17	884	11	3,483	36
Stock-based compensation	149	5	391	15	422	5	1,434	15
Legal and professional services	250	8	404	15	637	8	1,076	11
Management services	1,956	65	731	27	4,962	60	2,004	21
Other expenses	338	11	715	26	1,421	16	1,738	17
	3,014	100	2,708	100	8,326	100	9,735	100

Income (loss) before income taxes	8,767		(565)		7,636		(1,563)
Income tax expense(recovery)	2,067		(15)		1,976		(42)
Net income (loss)	6,700		(550)		5,660		(1,521)

Other comprehensive (loss) income	(18)		31		-		7
Total comprehensive income (loss)	6,682		(519)		5,660		(1,514)

Net income (loss)

For the three months ended September 30, 2012, the Company had net income of $6.7 million compared to a net loss of $0.6 million for the three month period ended September 30, 2011. The increase in income was mainly attributed to the gain on sale of VGC, unrealized gains on the Company’s investments and securities and precious metal loan, as well recoveries on litigation matters. The Company also recorded less in provisions on impaired real estate loans and revaluations on foreclosed properties. These increases were partially offset by an increase in foreign exchange losses during the period.

Interest income on resource loans and unrealized gain of precious metal loans

Interest income on resource loans carried at amortized cost includes loan interest at the stated loan rate, plus accretion of loan origination and commitment fees net of originators’ fee expense. Fees received may include cash and/or securities of the borrower. Interest income is calculated using the effective interest rate method.

Interest income on resource loans carried at amortized cost increased by $0.7 million or 25% to $3.8 million for the three months ended September 30, 2012 compared with $3.1 million for the period in 2011. The increase for the period was due to the fact that the average resource loan balance for the third quarter of 2012 increased by $35.7 million or 51% from the third quarter of 2011.

Under IFRS, the Company continues to record loan interest and income on impaired loans. As at September 30, 2012, the Company had one such impaired resource loan where interest income continues to be recorded.

The total unrealized gain on the company’s precious metal loan was $2.9 million for the three months ended September 30, 2012, of which $1.4 million was attributed to changes in the price of gold and $1.5 million attributed to changes in the discount rate as a result of changes in the credit risk of the borrower.

Interest income on real estate loans

As described further in the notes to the Financial Statements, interest on impaired real estate loans is calculated using the effective interest rate of the loan, but is applied against the impaired loan carrying value rather than the original loan carrying value. The amounts recorded as interest on impaired real estate loans should be viewed in conjunction with the amounts recorded as loan loss expense, where required.

Interest income on impaired real estate loans decreased by $0.1 million or 15% to $0.7 million for the three months ended September 30, 2012 compared to $0.8 million for the comparable period in 2011. This was due primarily to the average decrease in the impaired real estate loan carrying value of $3.5 million or 14%.

Other interest income

Other interest income includes income that does not correspond to interest earned on resource or impaired real estate loans. This income primarily includes interest accrued on notes/bonds/debentures held with resource issuers and interest earned from financial institutions on cash held in interest bearing accounts.

Loan loss expense, net of recoveries

The Company recorded $0.4 million in loan loss expense, net of recoveries, on impaired loans for the three months ended September 30, 2012, an increase of $2.0 million compared to 2011. Included in this balance, the Company recorded $0.7 million in additional loan loss expense offset by $1.1 million in recoveries on two previously written off real estate loans. The expense recorded in 2012 was for real estate loans which included interest income recorded on impaired loans. As described further in the notes to the Financial Statements, under IFRS the Company continues to record interest income on impaired loans, and then provides a loan loss expense upon the assessment of discounted cash flows for each loan. The Company had one impaired resource loan at September 30, 2012; however, no loan loss provision has been recorded as the loan remains fully secured by a sufficient level of collateral. Management assessed the remaining performing resource loans at September 30, 2012 and concluded that no provision was necessary.

In establishing the Company’s loan loss provisions, management estimates the net realizable value of properties and other assets taken as security on loans. This is outlined in greater detail in the section entitled “Credit quality and impaired loans.” The use of independent appraisals and the process by which management estimates the value of security are subject to significant measurement uncertainty, especially in volatile economic times. There may be significant differences between management’s best estimate of assets, real estate or other security values used to establish a loan loss provision and the ultimate value realized on such security.

Loss on revaluation of foreclosed properties

The Company recorded $0.6 million in losses on revaluation of one of its foreclosed properties as a result of changes in estimated costs to sell the property.

Gain on sale of subsidiary

During the three months ended September 30, 2012, the Company recorded a pre-tax gain of $4.3 million on the sale of VGC, together with its interest in Castle Mountain Venture. In computing the pre-tax gain, the Company received shares of a private company, valued at $1.5 million and future net proceeds of $2.25 million and $3.75 million, in years three and six, respectively. Future proceeds have been discounted at 16% and will be accreted into income over time.

Other income

Other income increased by $1.9 million to $1.2 million for the three months ended September 30, 2012 from a loss of $0.7 million for the comparable period in 2011. This was comprised of an increase in realized/unrealized gains on investments and securities of $2.2 million.

Salaries and benefits

Salaries and benefits decreased by $0.2 million to $0.3 million for the three months ended September 30, 2012, the reduction coming mostly from the added costs in 2011 as the Company transitioned out of real estate lending.

Legal and professional services

Legal and professional services expense has remained relatively consistent at $0.3 million during the three months ended September 30, 2012 compared to the same period in 2011.

Stock based compensation

Stock based compensation decreased by $0.2 million to $0.2 million during the three months ended September 30, 2012 from $0.4 million during the same three month period in 2011. The decrease is primarily related to the decrease in the number of options outstanding as well as the options are amortized using an accelerated amortization under IFRS.

Management services

Pursuant to the Partnership Agreement with Sprott LP (see “Material Contracts”), the Company expensed $2.0 million for resource lending management services for the three months ended September 30, 2012, which represents a base management fee of $0.03 million, a primary distribution of $1.0 million based on Partnership net assets, and a secondary distribution of $1.0 million.

Other expenses

Other expenses include general and office expenses, directors’ remuneration, regulatory and other miscellaneous expenses. These expenses decreased by $0.4 million for the three months ended September 30, 2012 compared with 2011 mostly due to reduction in added costs in 2011 as the Company transitioned out of real estate lending.

Income tax expense (recovery)

The Company recognizes a deferred income tax asset if the realization of non-capital tax losses and other items deductible for tax purposes, which can be used to reduce future taxable earnings, is more likely than not. Management believes that existing tax loss carry-forwards will be utilized under the Company’s current business operations; however, consideration must be given to the objective verifiable evidence in determining whether the utilization of tax loss carry-forwards is more likely than not. Where cumulative net losses have been incurred in recent years, this is a significant piece of objective negative evidence which is difficult to overcome. With two years of cumulative accounting losses due to the Company’s real estate loans, there is insufficient objective evidence to suggest that the deferred income tax assets will be realized, and therefore the Company has recorded the asset at $nil. Until the Company has begun to show a history of accounting income, or positive evidence that outweighs the negative evidence, Management will continue to not recognize its deferred tax asset. However, once the Company has a history of accounting income, the extent of the deferred tax asset recognized will be in relation to the probability of future profits in the context of ongoing resource loan income and potential credit losses from real estate.

As at September 30, 2012, the Company has $16.8 million of non-capital tax loss carry-forwards which are available to reduce future taxable income. The first of these tax loss carry-forwards do not expire until 2028, with the majority expiring in 2029 and beyond.

Tax expense increased by $2.1 million for the three months ended September 30, 2012 in relation the gain on sale from Viceroy Gold Corp (“VGC”) and the distribution of cash to SRLC from VGC prior to this sale. These taxes were US taxes and therefore the company was not able to utilize its Canadian non-capital tax and capital tax losses.

CASH FLOWS FROM OPERATIONS

Table 4 – Condensed Statement of Cash Flows
($ thousands)
	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011
Cash flows (used in) from operating activities
Net income (loss)	6,700	(550)	5,660	(1,521)
Resource lending activities:
Interest income on resource loans	(3,828)	(3,074)	(12,034)	(6,299)
Interest payments received	2,077	2,329	7,948	4,351
Income, net of realized loss, on investments and securities acquired through financing fees	(539)	(46)	(1,216)	(2,260)
Deferred loan origination fees and proceeds on sale of investments and securities	1,542	722	3,046	1,619
Gain on early repayment of loan	-	-	(2,856)	-
Net loan (fundings) repayments	(9,250)	(24,500)	5,355	(82,176)
Precious metal loan fundings	(12,500)	-	(12,500)	-
Participation in convertible debenture	-	(750)	-	(750)

Real estate monetization activities:
Interest payments received, net of income on impaired loans, loan loss expense, revaluation of foreclosed properties, and other	652	1,690	7,504	1,801
Proceeds on sale of loans and repayments, net of fundings	-	2,062	471	61,584
Loan loss recovery/gain on sale of loans and foreclosed properties, net of expenses	-	-	(325)	(899)
Changes in non-cash working capital and other items not affecting cash	(1,771)	(3,997)	2,673	(2,192)
	(16,917)	(26,114)	3,726	(26,742)

Cash flows (used in) from financing activities	(5,828)	(1,071)	(12,160)	(611)
Cash flows from (used in) investing activities	10,008	-	961	(20,008)
Changes due to foreign exchange on cash held in subsidiaries	4	7	5	(9)
Decrease in cash and cash equivalents	(12,733)	(27,178)	(7,468)	(47,370)
Cash and cash equivalents - beginning of period	37,259	87,497	31,994	107,689
Cash and cash equivalents – end of period	24,526	60,319	24,526	60,319

Resource lending

Cash used in resource lending was $19.7 million during the three months ended September 30, 2012, compared to cash used of $22.9 million for the same period in 2011. The cash outflow was attributed to $21.8 million in loan fundings (net of loan repayments) offset by $2.1 million in interest payments received.

Real estate monetization

Cash flows from real estate monetization were $nil during the three months ended September 30, 2012, compared to cash inflows of $2.1 million for the same period in 2011. Cash flows for real estate monetization are comprised of proceeds on sale of loans and repayments, net of fundings. The cash flows in the prior comparable period are attributed to the monetization of real estate loans during the transition of the business from real estate lending to resource lending.

Changes in non-cash working capital and other items not affecting cash

These balances are comprised of items within net income (loss) that have no affect on cash flow. They are principally made up of working capital changes, stock based compensation, foreign exchange gains and losses, gains on sale of subsidiary, and unrealized gains or losses on fair market valuation of investments and precious metal loan. Non-cash working capital and other items not affecting cash decreased by $1.8 million during the three months ended September 30, 2012 compared to a decrease of $4.0 million for the same period in 2011. The decrease in the current period was primarily attributed to the gain on sale of VGC as well as the unrealized gain on the precious metal loan.

Financing activities

Cash used in financing activities for the three months ended September 30, 2012 were $5.8 million compared to $1.1 million used for same period in 2011. The use of cash in the current period was due to the payment of dividends to common shareholders as well as repurchases of common shares under the normal course issuer bid.

Investing activities

Cash from investing activities for the three months ended September 30, 2012 were $10.0 million compared to $nil in cash flows for the same period in 2011. Cash inflows for the current period were mainly attributed to the withdrawal of cash from one of the Company’s managed investment portfolios.

FINANCIAL POSITION

Table 5 - Condensed Consolidated Balance Sheets
($ thousands)
	September 30, 2012		December 31, 2011
	$	%	$	%
Cash and cash equivalents	24,526	10	31,994	13
Restricted cash	-	-	5,000	2
Investments and securities	50,455	20	47,802	19
Loans receivable and precious metal loans	147,883	59	136,149	54
Foreclosed properties held for sale	22,313	9	29,944	12
Equity method investments	287	-	441	-
Other assets	4,520	3	2,213	-
Total assets	249,984	100	253,543	100

Liabilities	8,394	3	5,899	2
Shareholders’ equity	241,590	97	247,644	98
Total liabilities and shareholders’ equity	249,984	100	253,543	100

Cash and cash equivalents

Cash and cash equivalents include cash balances with Canadian chartered financial institutions. The Company’s cash balance as at September 30, 2012 decreased by $7.5 million from December 31, 2011. The primary uses of cash include the payment of dividends and common shares repurchases under the normal course issuer bid, as well as continued growth of the resource loan portfolio.

Investments and securities

Investments and securities increased by $2.7 million or 6% to $50.5 million as at September 30, 2012 compared to $47.8 million as at December 31, 2011. The increase was primarily due to receipt of shares and warrants in connection with resource loan activities and the acquisition of notes/bonds/debentures with resource issuers. The impact of this increase was offset by the disposition of certain securities during the period as well as increases in unrealized losses.

Investments and securities as at September 30, 2012 include:

i)	deposits with Canadian chartered financial institutions which hold a number of short and long term bonds that are liquid investments;

ii)

common shares and warrants received as structuring and commitment fees for resource loans. These securities allow the Company to participate in any potential market value appreciation of the borrower. The common shares held by the Company trade on public stock exchanges and the number of shares held represents neither a significant percentage interest in the borrower’s equity, nor a significant holding as compared to average daily trading volumes, and are therefore considered liquid. While most of the warrants are not publicly traded, management believes a market does exist for them and therefore are considered liquid.

iii)	privately held common shares received as consideration for the sale of VGC.

iv)	notes, bonds and debentures held with issuers in the resource sector, some with conversion features.

The following table summarizes the Company’s investments and securities:

Table 6 – Investments and Securities
(Fair value in $ thousands)
				September 30, 2012
Corporate and government bonds					$29,289

Common shares					$6,237

Warrants:	Expiry Date	Number of	Strike Price	Closing Price
Issuer		warrants held
African Minerals Limited	Feb 2014	325,000	£ 6.00	£ 2.90	$29
African Minerals Limited	Feb 2016	625,000	£ 4.25	£ 2.90	$569
North American Palladium Ltd.(2)	Oct 2014	25,000	US$217	US$223	$1,142

Total fair value of warrants not publicly traded					$1,740
Total fair value of warrants publicly traded					$115
Total warrants					$1,855

Notes, bonds and debentures					$13,074

Total fair value of investments and securities					$50,455

(2) Each warrant has the ability to purchase 0.35 ounces of palladium.

Loans receivable and precious metal loans

As at September 30, 2012, the Company’s loans receivable which are carried at amortized cost were $133.1 million combined with a precious metal loan of $14.8 million carried at fair value.

Loans receivable, carried at amortized cost, decreased by $3.1 million or 2% from December 31, 2011. Loans receivable as at September 30, 2012 consisted of twelve resource loans with an aggregate net carrying value of $110.7 million, compared to eleven loans or $113.8 million at December 31, 2011, and one real estate loan with an aggregate carrying value of $22.4 million which remained unchanged from December 31, 2011. The decrease is attributed to the early repayment of four of the Company’s resource loans, partially offset by the addition of five new resource loans. The carrying value of a loan comprises the principal outstanding plus any unpaid interest earned at the stated loan rate, less any structuring or commitment fees that are deferred and recognized as interest income over the life of the loan through the effective interest rate on the loan. Loan carrying value is presented net of any loan loss provisions recorded.

The Company entered into its first precious metal loan during the three months ended September 30, 2012. Precious metal loans are carried at fair value through profit or loss. The fair value of the precious metal loan at September 30, 2012 was $14.8 million which includes principal and interest.

The following table summarizes the components of the carrying value of the Company’s loans receivable:

Table 7 - Loan Portfolio
($ thousands)
	September 30, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans at amortized cost
Metals and mining	102,907	70	108,175	76
Energy and other	10,366	6	11,636	8
Total resource loan principal at amortized cost	113,273	76	119,811	84

Precious metal loans at FVTPL
Metals and mining	14,799	9	-	-
Total resource loan principal at FVTPL	14,799	9	-	-

Real estate loans
Land under development	22,554	15	22,554	16
Total real estate loan principal	22,554	15	22,554	16

Total principal outstanding	150,626	100	142,365	100

Accrued interest and deferred fees, net	7,337		1,807
Loan loss provisions – real estate loans	(10,080)		(8,023)
Carrying value of loans receivable at amortized cost and precious metal loans at FVTPL	147,883		136,149

The following table summarizes the changes to the Company’s loan principal:

Table 8 - Loan Principal Continuity
($ thousands)	Three Months Ended		Nine Months Ended
	September 30		September 30
	2012	2011	2012	2011
	$	$	$	$

Resource and real estate loans at amortized cost
Principal balance, beginning of year	127,188	92,779	142,365	118,484
Loans funded, net of syndicate portions	12,500	26,018	47,604	85,507
Loans repaid or sold, net of syndicate portions	(3,861)	(650)	(54,142)	(82,893)
Reclassified as foreclosed properties held for sale	-	-	-	(2,951)
Principal balance, end of year	135,827	118,147	135,827	118,147

Precious metal loans at FVTPL
Loans funded, net of syndicate portions	14,799	-	14,799	-
Principal balance, end of year	14,799	-	14,799	-

Total principal balance	150,626	118,147	150,626	118,147

During the three months ended September 30, 2012, the Company funded $12.5 million in resource loans carried at amortized cost, and another $14.8 million in a precious metal loan. Loan principal repaid or sold for the three months ended September 30, 2012 and 2011 include both cash proceeds on the full or partial repayment of loans, and any write-downs or losses on disposal. All loans reclassified as foreclosed properties held for sale related entirely to real estate loans.

The Company expects to continue monetizing its remaining real estate loan and foreclosed properties, and loan fundings are expected to increase as the Company develops its portfolio of resource-based loans.

As at September 30, 2012, the loan portfolio was composed of 100% senior priority security charges as follows:

Table 9 - Priority of Principal Security Charges
($ thousands)
	September 30, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans at amortized cost
Senior priority	113,273	76	119,811	84
Total principal at amortized cost	113,273	76	119,811	84

Precious metal loans at FVTPL
Senior priority	14,799	9	-	-
Total principal at FVTPL	14,799	9	-	-

Real estate loans
Senior priority	22,554	15	22,554	16
Total real estate loan principal	22,554	15	22,554	16
Total loan principal	150,626	100	148,327	100

The following table divides the Company’s loan portfolio by the geographic location of the underlying security:

Table 10 - Geographic Location of Loan Principal
($ thousands)
	September 30, 2012		December 31, 2011
Principal outstanding	$	%	$	%

Resource loans at amortized cost
Canada	46,600	31	35,450	25
Sierra Leone	-	-	25,425	18
United States of America	37,206	25	29,636	21
Chile	-	-	8,000	6
Mexico	29,467	20	21,300	14
Total principal at amortized cost	113,273	76	119,811	84

Precious metal loans at FVTPL
Canada	14,799	9	-	-
Total principal at FVTPL	14,799	9	-	-

Real estate loans
Canada	22,554	15	22,554	16
Total real estate loan principal	22,554	15	22,554	16

Total principal outstanding	150,626	100	142,365	100

Credit quality and impaired loans

To determine whether or not a loan is impaired, management looks first to loans where the fulfillment of any contractual terms is in arrears. If regular loan payments are in arrears by 30 days or more, the loan is declared to be impaired. Alternatively, if there has been a specific event which gives rise to uncertainty as to the ultimate collectability of a loan, including those loans that are less than 30 days in arrears, the loan is declared to be impaired.

All impaired loans are individually assessed to determine whether the value of the collateral securing the loan is less than the carrying value of the loan. The value of collateral security is estimated by management with the aid of independent appraisals and other relevant information. Appraisals used to determine collateral security values are acquired from independent, recognized appraisal firms or other professionals. Appraisal methodology utilizes data points in the form of recent comparable transactions as a key basis for valuation. Where these data points are not available, the appraisal process is more difficult.

The Company computes the discounted present value of estimated net proceeds on disposal using the interest rate inherent in the loan contract. The difference between this present value of estimated future proceeds of the security and the carrying value of the loan is charged against income as a loan loss expense. The extent of estimates and judgment applied in determining a loan’s impaired value leads to significant measurement uncertainty, and the ultimate value realized from such security may be materially different than that estimated by management. Additionally, monetizing certain impaired loans or their underlying security may not occur on a timely basis, given the nature of the security or its location.

i)	Real Estate Loans and Foreclosed Properties

The Company had one impaired real estate loan at September 30, 2012 which had a carrying value of $22.4 million. A loan loss provision totaling $10.1 million was included in this carrying value. As part of its security on the remaining real estate loan, the Company has corporate and/or personal guarantees from the borrower in addition to the properties securing the loan. Management reviews the Company’s loan portfolio on a regular basis to estimate the value of the underlying security and, if credit conditions have adversely impacted the carrying value of the loan, suitable remedial action is taken.

As at September 30, 2012, the Company’s loan loss provision increased to $10.1 million from $8.0 million as at December 31, 2011. The increase of $2.1 million resulted from additional loan losses recorded on the remaining real estate loan. The increase in the provision was offset by an increase in interest income recorded on the impaired loan.

As the Company monetizes its impaired real estate loan, it may foreclose on the security underlying a loan in order to affect its sale. Included in foreclosures are not just properties for which legal title has been obtained, but also properties for which the relevant court has awarded the Company the right to obtain title or the right to enforce sale of the underlying security without taking title. Once the security has been classified as a foreclosed property, the Company no longer recognizes the related loan receivable.

As at September 30, 2012, the Company had three foreclosed properties with a combined carrying value of $22.3 million compared to $29.9 million at December 31, 2011. The decrease is due to the sale of a foreclosed property as well as additional losses recorded due to the receipt of new market information.

As the loan remediation process continues, loan loss provisions will be updated accordingly. Updates will be based on additional information from the listing of properties for sale, the results of sale negotiations and comparable sales data may be identified.

The following table summarizes the status of the Company’s real estate loan and foreclosed property portfolio as at September 30, 2012.

Table 11 – Summary of Impaired Real Estate Loans and Foreclosed Properties
($ millions)
		Carrying Value
		September 30,
Geographic Area	Property description and status of monetization	2012

Impaired Real Estate Loans:

Calgary region, Alberta	Land under development and currently under a conditional purchase and sale agreement	$22.4

Total Carrying Value of Impaired Real Estate Loans		$22.4

Foreclosed Properties:
Okanagan region, British Columbia	Land held for development; conditional purchase and sale offers to date have not been acceptable; an independent third party appraisal conducted September 2011	$7.8

Okanagan region, British Columbia	Land held for development; subsequent to September 30, 2012, the Company accepted a conditional purchase and sale offer	2.5

Squamish, British Columbia	Land held for development; a previously accepted purchase and sale offer in the second quarter failed to close	12.0

Total Carrying Value of Foreclosed Properties		$22.3

The following table summarizes the quarterly changes in the carrying values and numbers of impaired loans since April 1, 2011:

Table 12 – Impaired Real Estate Loan Continuity
($ millions)
		Third	Second			First	Fourth		Third
	Qtr 2012		Qtr 2012		Qtr 2012		Qtr 2011		Qtr 2011
	$	#	$	#	$	#	$	#	$	#
Opening impaired loans, excluding loan loss provision	31.8	1	31.1	1	30.4	1	35.6	2	36.9	2
Impaired loans sold or cured	-	-	-	-	-	-	(5.9)	(1)	-	-
(Repayments)/advances and interest income on impaired loans	0.7	-	0.7	-	0.7	-	0.7	-	(1.3)	-
Ending impaired loans	32.5	1	31.8	1	31.1	1	30.4	1	35.6	2
Loan loss provision	(10.0)		(9.4)		(8.7)		(8.0)		(11.1)
Net carrying value of impaired loans	22.5	1	22.4	1	22.4	1	22.4	1	24.5	2

(ii)	Resource Loans and Precious Metal Loans

Management reviews the Company’s resource loan portfolio (including precious metal loans) on a regular basis to determine if an impairment has occurred. In addition to monitoring contractual terms, including payment default, management will, among other things, during the term of the loan, conduct site visits, carry out discussions with borrower management and third parties, and monitor changes in the quoted value of the borrower’s common shares. As at September 30, 2012, the Company had one resource loan with a carrying value of $2.4 million which was determined to be impaired.

As a proxy for the credit quality of the Company’s resource loan portfolio, the following table summarizes the loan to value (“LTV”) ratios of the Company’s resource and precious metal loans outstanding, by maturity date, as at September 30, 2012:

Table 12 - LTV of Principal Outstanding Resource and Precious Metal Loans, by Maturity(3)
($ millions)
			Weighted					Weighted
	Number	Total	Avg	0 - 24%	25 - 49%	50 - 74%	>75%	Average
	of Loans	Principal	Coupon	LTV	LTV	LTV	LTV	LTV
Performing resource loans
Principal due within 1 month	-	-	-	-	-	-	-	-
Principal due 1 - 6 months	2	7.8	9.3%	-	7.8	-	-	46%
Principal due 7 - 12 months	6	50.9	10.3%	38.9	-	4.1	7.9	85%
Principal due 13 - 24 months	2	27.1	8.7%	17.8	-	9.3	-	28%
Principal due greater than 24 months	1	25.0	9.3%	-	25.0	-	-	31%
	11	110.8	9.6%	56.7	32.8	13.4	7.9	56%

Precious metal loans	1	14.8	5%	-	14.8	-	-	49.9%
Impaired resource loan	1	2.5	12%	-	-	-	-	N/A

(3)	Loan to value is calculated as loan principal, including commitments for future funding and other long term debt of the company, divided by the market capitalization of the borrowers. Market capitalization is calculated using the publicly disclosed share numbers and price data available as at September 30, 2012.

Deferred income tax assets

As at September 30, 2012, the Company had $16.8 million of non-capital tax losses available to reduce future taxable income compared with the $24.1 million that was available as at December 31, 2011 and additionally, should the Company monetize its foreclosed properties held for sale at their current carrying value, the Company would realize additional non-capital losses of $31.6 million. The Company has recognized deferred income tax assets based on the likely utilization of these tax losses and other deductions against future taxable income. However, until the Company demonstrates consistent earnings as a resource lender a full allowance has been taken against all deferred income tax assets, resulting in a net deferred income tax asset of $nil as at September 30, 2012. As at December 31, 2011, the Company reported a net deferred income tax asset of $nil.

The Company also recognized a deferred income tax liability of $1.0 million as at September 30, 2012 that relates to the future proceeds of the gain on sale of VGC, its former US based subsidiary. The deferred tax liability amount was $0.2 million as at December 31, 2011.

Other assets

As at September 30, 2012, other assets increased by $2.3 million compared to December 31, 2011, primarily due to proceeds receivable on sale of VGC.

Liabilities

Total liabilities increased to $8.4 million as at September 30, 2012 from $5.9 million as at December 31, 2011. The increase is attributed to an increase in deferred income tax liabilities of $0.8 million as a result of the sale of VGC, an increase in deferred revenue of $0.6 million as a result of bonus shares received on a facility where the borrower has not yet drawn funds. There was also an increase in accounts payable and accrued liabilities of $1.2 million primarily related to an increase in management services fees payable.

Shareholders’ equity

The Company’s shareholders' equity decreased by $6.0 million from $247.6 million at December 31, 2011 to $241.6 million at September 30, 2012. The decrease was due to the payment of dividends to common shareholders and the purchase and cancellation of common shares under the normal course issuer bid.

The following table summarizes the Company’s recent quarterly dividends paid:

Table 13 – Dividends Paid
	Third	Second	First	Fourth	Third
	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2011	Qtr 2011
Dividends per common share	$0.015	$0.015	$0.015	$0.01	$0.01

Further information on the Company’s capital resources is discussed in the “Liquidity and liquidity risk” section herein.

Contractual and constructive obligations

The Company has contractual obligations for leased office space in Vancouver and Toronto and shared office costs in Toronto. As at September 30, 2012, $0.4 million was due to be paid under these commitments between 2012 and 2013.

The following table summarizes these obligations outstanding as at September 30, 2012:

Table 14 – Contractual Obligations
($ millions)

	Obligations Due by Year
Contractual Obligation	2012	2013	2014	2015	2016	Total
Employment contracts for resource
lending advisory services	0.1	0.1	-	-	-	0.2
Office lease and other	0.2	0.2	-	-	-	0.4
Total	0.3	0.3	-	-	-	0.6

MATERIAL CONTRACTS

On September 7, 2010, the Company entered into a Management Services Agreement (the “MSA”) and Partnership Agreement (the “PA”) with Sprott LP. These agreements are available on SEDAR and certain of their terms are summarized below.

Management Services Agreement

The MSA appoints Sprott LP to manage, or engage others to manage, the affairs of the Company and to provide all necessary or advisable administrative services. These services include implementing the Board of Director’s (“the Board”) decisions, administering day-to-day business affairs, assisting in the compliance with regulatory and securities legislation, and managing the Company’s internal accounting, audit and legal functions.

Additionally, Sprott LP provides the Company with four executives: a director (currently Paul Dimitriadis); a director, also serving as the Company’s President and Chief Executive Officer (currently Peter Grosskopf); the Chief Financial Officer (currently Jim Grosdanis); and the Chief Operating Officer (currently Narinder Nagra).

The MSA became effective on September 7, 2010 and shall continue in force until September 7, 2013, and shall be automatically renewed thereafter for additional terms of one year, unless otherwise terminated. The MSA has certain early termination and change of control provisions.

In consideration for the services provided by Sprott LP to the Company, pursuant to the MSA, the Company pays Sprott LP an annual service fee equal to $0.1 million per annum for the services outlined in the agreement, and all other services requested by the Board from Sprott LP that are outside the MSA shall be paid on terms that are generally no less favourable to the Company than those available from arm’s length parties.

The Company also pays all fees and expenses incurred in connection with the operation and management of the Company’s business.

Partnership Agreement

The Company’s resource lending activities are conducted through Sprott Resource Lending Partnership (the “Partnership”). The PA between the Company and a wholly-owned subsidiary, as ordinary partners, and Sprott LP, as managing partner, was entered into on September 7, 2010.

Pursuant to the terms of the PA, the Company holds all voting Partnership units, entitling the Company to control the strategic, operating, financing and investing activities of the Partnership.

Sprott LP holds all non-voting Partnership units and, within the terms and conditions established by the Company, will, as managing partner, manage the Partnership’s lending activity and assets, and administer the day-to-day operations of the Partnership. Sprott LP may be removed as the managing partner of the Partnership by way of a special resolution approved by no less than two-thirds of the votes cast by the holders of the voting Partnership units who vote on the resolution.

Sprott LP, as managing partner, has the power and authority to transact the business of the Partnership, except as limited by any direction of the Company’s Credit Committee, the Board of the Company, and certain limits on authority established from time to time by the Board of the Company.

Sprott LP is entitled to receive, on an annual basis, the lower of i) an annual profit distribution of 2% of the average annual net asset value of the Partnership for the year (less the amount of compensation paid by the Partnership to certain executives and directors nominated by such managing partner) and ii) the net profits of the Partnership for the year. In addition, Sprott LP is entitled to receive an annual incentive fee equal to 20% of the adjusted net profits before taxes of the Partnership in excess of a hurdle equal to the average annual Government of Canada 3-year bond yield or similar index, capped at 6%, multiplied by the net asset value of the Partnership for the year. Prior to June 1, 2011, this hurdle was equal to the average of a 30-year Government of Canada bond yield, or similar index yield. The Partnership shall also pay Sprott LP an amount equal to all costs actually incurred by it in the performance of its duties under the PA. With respect to the ordinary partners of the Partnership, such partners will receive, on an annual basis, an annual profit distribution equal to the net profits before taxes of the Partnership, less the distributions paid to Sprott LP.

The Partnership shall continue until the earlier of:

  the passing of a special resolution to dissolve the Partnership with consent of Sprott LP;
  the disposition of all or substantially all of the assets of the Partnership;
  the date on which one Partner holds all voting and non-voting units of the Partnership; or
  the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Partnership to be a bankrupt, and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal therefrom.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

SUMMARY OF QUARTERLY RESULTS

Table 16 – Summary of Quarterly Results
($ thousands, except per share amounts)
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Qtr 2012	Qtr 2012	Qtr 2012	Qtr 2011	Qtr 2011	Qtr 2011	Qtr 2011	Qtr 2010
Interest income	4,812	4,891	5,143	5,836	4,078	3,651	3,972	4,429
Other income (loss)	7,197	(2,333)	4,686	(78)	560	1,106	775	(149)
Loan loss expense, net of recoveries(4)	(228)	(6,986)	(1,220)	(617)	(2,495)	(1,301)	(989)	(2,898)
Income (loss) before taxes	8,767	(6,514)	5,382	3,990	(565)	696	(1,694)	(2,268)
Net income (loss)	6,700	(6,469)	5,428	4,009	(550)	681	(1,652)	(19,001)
Earnings (loss) per share - basic and diluted	0.04	(0.04)	0.04	0.02	0.00	0.00	(0.01)	(0.13)
Total assets	249,984	246,463	258,376	253,543	252,276	251,113	249,868	251,993
Total liabilities	8,394	5,901	7,976	5,899	5,645	3,284	3,656	4,670

(4) Includes loss on revaluation of foreclosed properties

Loan losses recorded during the three months ended September 30, 2012 primarily reflect additional losses recorded against the interest income recorded on impaired real estate loans, pursuant to an accounting guideline under IFRS.

Interest income trended downwards from the fourth quarter of 2010 to the second quarter of 2011 due to an increase in the proportion of impaired real estate loans, of which interest is recorded on the net carrying amount as opposed to the principal loan value. However, interest income increased from the third quarter of 2011 with decreases in the first and second quarters of 2012 which mainly reflected the early repayments of four resource loans.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies and use of estimates are described in Note 3 of the Financial Statements. Management considers the following items to be the most critical in understanding the judgments and estimates that are involved in the preparation of the Company’s annual Financial Statements, and the uncertainties which could materially impact its results, financial condition and cash flows. Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Warrant valuation

Warrants held by the Company that are not publicly traded are fair valued using the Black-Scholes option pricing model. Unless otherwise specified, each whole warrant is exercisable for one common share of the relevant issuer at its stated exercise price.

To arrive at the fair value of the warrants as at September 30, 2012, the Black-Scholes pricing model was populated using the following assumptions:

African Minerals Limited – 325,000, 3 year share purchase warrants
Strike price	6.00 GBP
Expected remaining life	1.36 years

African Minerals Limited – 625,000, 5 year share purchase warrants
Strike price	4.25 GBP
Expected remaining life	3.36 years

North American Palladium Ltd. – 25,000, 3 year palladium purchase warrants
Strike price	US $217 (per 0.35/ounce of palladium)
Expected remaining life	2.01 years

The weighted average volatility used on these warrants is 38 percent.

Precious Metal Loans

The Company determined fair value of its precious metal loan using a valuation technique with the following inputs at September 30, 2012:

September 30, 2012
Repayment term begins	January 31, 2013
Repayment term ends	May 31, 2015
Frequency of repayments	Monthly
Gold ounces receivable per month	338 ounces
Average future gold price	$1,784
Discount rate	12%

Loan loss provisions

Loans receivable are stated net of loan loss provisions, where required, on impaired loans. Such provisions reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions. As discussed at greater length in the section entitled “Credit quality and impaired loans,” this evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to an existing provision.

On at least a quarterly basis, the Company’s Credit Committee reviews its loan portfolio and loan loss provisions, as determined by management, on a loan-by-loan basis. In determining the loan loss provisions, the Company considers the following:

  the nature and quality of collateral and, if applicable, any guarantee;

  the secondary market value of the loan and the related collateral;

  the overall financial strength of the borrower;

  the length of time that the loan has been in arrears; and

  the borrower’s plan, if any, with respect to restructuring the loan.

Deferred tax assets and liabilities

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred taxes of a change in tax rates will be recognized in net income (loss) in the period that includes the date of substantive enactment. Deferred income tax assets are recognized to the extent their realization is probable. In determining whether deferred income tax assets are probable, the Company requires evidence that objectively supports expectations for future taxable income, with considerable weighting given to recent historical earnings trends. Given cumulative net losses have incurred during recent years, a significant piece of negative evidence is present which is difficult to overcome in concluding that deferred income tax assets are recoverable.

The Company has recognized a deferred tax liability related to its former US based operations.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related party transactions are described in Note 21 to the Financial Statements. Significant related party transactions during the three and nine months ended September 30, 2012 are included below:

  In September 2010, the Company entered into fixed term employment agreements with two directors of the Company to provide advisory services with respect to resource loan originations and to assist in real estate loan monetization. Prior to September 2010, the two directors were executives of the Company. These agreements were renewed for an additional six months starting September 7 2012, and pursuant to these agreements, the Company recorded $0.3 million in related salaries expense during the nine months ended September 30, 2012 (2011 - $0.3 million).

  During the nine months ended September 30, 2012, the Company recorded $5.0 million (2011 - $2.0 million) as management services expense incurred with Sprott LP for their administration of the Partnership discussed in Note 13. The cumulative management services expense payable included in accounts payable and accrued liabilities as at September 30, 2012 was $4.9 million (December 31, 2011 - $4.0 million) offset by a receivable of $0.6 million related to executive compensation paid by the Company on behalf of Sprott LP (December 31, 2011 - $0.7 million).

The Company utilizes a majority independent Credit Committee of the Board when granting credit facilities in excess of $10.0 million or credit facilities to borrower’s which may be seen to be a related party. Approval by the Board, itself, is required for any related party loan exposure greater than $10,000 and any credit facility in excess of $20.0 million. A related party for this purpose is defined as a borrower in respect of which the Company can or should be able to reasonably determine that any of the Company’s directors, officers, or significant shareholders of the Company, singly or as a group, controls or owns more than 10% of the borrower’s voting shares or otherwise has a material interest in the borrower or an affiliate of the borrower or as otherwise provided under applicable law. As at September 30, 2012, to the best of its knowledge, the Company had not provided any credit facilities to a related party as defined herein.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at November 8, 2012, the Company had the following common shares and stock options outstanding:

Common shares	149,980,213
Stock options	7,645,833
Common shares on full dilution of stock options	157,626,046

As at November 8, 2012, there were 3,400,000 “in the money” stock options outstanding, of which 3,149,998 have vested.

RISKS AND UNCERTAINTIES

Additional risk factors are disclosed under “Risk Factors” in the Company’s Annual Information Form filed on SEDAR.

Risk management

The success of the Company is dependent upon its ability to assess and manage all forms of risk that affect its operations. Like other lenders, the Company is exposed to many factors that could adversely affect its business, financial conditions or operating results. Developing policies and procedures to identify risk and the implementation of appropriate risk management policies and procedures is the responsibility of senior management and the Board. The Board directly, or through its committees, reviews and approves these policies and procedures, and monitors compliance with them through ongoing reporting requirements. A description of the Company’s most prominent risks follows.

Credit risk

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity and energy prices for its resource loans. These market changes may be regional, national or international in nature and scope or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity or energy prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security. Additionally, the value of the Company’s underlying security in a resource loan can be negatively affected if the actual amount or quality of the commodity proves to be less than that estimated or the ability to extract the commodity proves to be more difficult or more costly than estimated.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated.

These include:

  emphasis on first priority and/or secured financings;

  the investigation of the creditworthiness of all borrowers;

  the employment of qualified and experienced loan professionals;

  a review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

  continuous written status updates provided on the business plans and, if applicable, progress thereon;

  the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

  a legal review which is performed to ensure that all due diligence requirements are met prior to funding.

The Company is also working on real estate loan remediation and the collection of real estate loans and realization on foreclosed properties held for sale.

The Board has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet at a minimum on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10,000 and $20,000 and any related party loans greater than $500. Any related party loan exposure greater than $10,000 and any loan exposure for amounts greater than $20,000 must be approved by the board of directors. Except for related party loans greater than $500, the board of directors has delegated approval authority for all loan exposures less than $10,000 to an approval committee comprising members of senior management. In addition, at origination, the Company generally restricts loan exposure to any one borrower to a maximum of $25,000 or as otherwise approved by the board of directors.

The Company’s maximum exposure to credit risk on the consolidated balance sheet is the carrying value of its loans and receivables of $133.1 million the fair value of its precious metal loan of $14.8 million, and the Company’s loan commitments of $22.5 million. As at September 30, 2012, the largest loan in the Company’s loan portfolio was a resource loan with a carrying value of $25.3 million (19.0% of the Company’s loans receivable) (December 31, 2011 - $24.4 million). This was also the largest aggregate amount owing by any one borrower. The Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis. For precious metal loans, the Company performs the same due diligence procedures as it would for its resource loans.

With respect to credit risk arising from the other financial assets of the Company, which comprise cash and cash equivalents and investments and securities, the Company’s maximum exposure is equal to the carrying amount of these instruments. The Company limits its counterparty credit risk on these assets by dealing with reputable counterparties and partners.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loans and other commitments and the repayment of any debt facility, if any, at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. The Company manages its loan commitment liquidity risk by the ongoing monitoring of scheduled loan fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at September 30, 2012, subject to certain funding conditions, the Company is committed to providing up to $22.5 million in resource loan advances (December 31, 2011 - $5.0 million).

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporate assumptions related to the likely timing of loan repayments and foreclosed property sales. As at September 30, 2012, the Company holds sufficient cash and liquid securities to meet obligations for the remainder of its fiscal year.

Market risk

Market risk is the impact on net income (loss) as a result of changes in financial market variables such as interest rates, foreign exchange rates and commodity and energy prices which can arise when making loans and borrowing and making investments. The Company does not currently engage in any type of equity trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements or trading activities to limit exposure to changes in financial market variables. The Company’s material market risk is limited generally to those risks noted below.

With respect to the Company’s investments in corporate and government bonds, common shares, notes, bonds, debentures and publicly traded warrants, a 10 percent increase or decrease in market prices would result in an increase or decrease of approximately $4.9 million in the fair value of these investments (December 31, 2011 - $4.5 million).

With respect to the Company’s investments in non-publicly traded warrants, a 10 percent increase or decrease in the volatility assumption would result in an increase or decrease of approximately $0.5 million in the fair value of the warrants held (December 31, 2011 – an increase of $1.0 million and a decrease of $0.7 million). In addition, a 10 percent increase or decrease in the underlying share price or commodity price of the non-publicly traded warrants, with all other inputs remaining constant, would result in an increase or decrease of $0.5 million in the fair value of the warrants held.

With respect to the Company’s precious metal loan, certain changes in market conditions that give risk to market risk include changes in an observed (benchmark) interest rate, commodity prices, and foreign exchange rates. A 10 percent increase or decrease in the discount rate results in a decrease or increase in the fair value of the precious metal loan of $0.2 million (December 31, 2011-$nil). Refer to commodity price risk note below for a sensitivity analysis on changes in commodity prices and foreign exchange risk note below for currency exposure.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. None of the Company’s current lending is based on variable interest rates. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. The Company mitigates this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to three years, and by charging prepayment penalties and/or upfront commitment fees.

As at September 30, 2012, the Company had 12 fixed-rate resource loans and 1 fixed-rate real estate loan with an aggregate principal of $135.8 million (December 31, 2011 - $142.4 million). The Company’s 12 fixed-rate resource loans range in maturity dates of less than 6 months to three years and its real estate loan is considered non-performing.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities.

The Company may, from time to time, enter into certain precious metal loans, where the repayment is notionally tied to a specific commodity spot price at the time of the and downward changes to the price of the commodity can reduce the value of the loan and the amounts ultimately repaid to the Company. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk.

At September 30, 2012, the Company held a precious metal loan with a carrying value of $14.8 million (December 31, 2011 - $nil). The asset’s fair value is primarily dependent on future gold prices and the discount rate used. A 10 percent increase or decrease in the future price of gold would result in an increase or decrease in the fair value of the precious metal loan of $1.5 million (December 31, 2011 - $nil).

The Company may also hold certain investments linked to the market prices of metals. At September 30, 2012, the Company held units in a publicly traded gold-linked note with a carrying value of $0.8 million (December 31, 2011 - $0.9 million) where interest is dependent on the average of the London PM Gold Fixing Price. In order to result in a change in interest earned, a 10 percent increase or decrease in the price of gold is required. A 10 percent increase or decrease in the London PM fixing price of gold does not have a significant impact on the Company’s net income.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans and other assets or incur liabilities denominated in currencies other than the Canadian dollar (“CAD”), such as the United States dollar (“US”) and Great British Pound (“GBP”). In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk. Currently, the Company maintains an exposure in US currency of approximately 25 % of its capital.

The Company’s precious metal loan is exposed to foreign exchange rate risk as gold is traded in US dollars.

The following summarizes the Company’s significant financial assets and liabilities by currency:

	All amounts in thousands of Canadian
September 30, 2012	dollars
	CAD	US	GBP	Other	Total
Cash and cash equivalents	16,065	8,461	-	-	24,526
Investments and securities at FVTPL	42,291	7,566	598	-	50,455
Loans receivable	116,659	16,425	-	-	133,084
Precious metal loans	-	14,799	-	-	14,799
Foreclosed properties	22,313	-	-	-	22,313
All other assets	4,807	-	-	-	4,807
Total assets	202,135	47,251	598	-	249,984

Total liabilities	8,394	-	-	-	8,394

December 31, 2011
	CAD	US	GBP	Other	Total
Cash and cash equivalents	25,692	6,302	-	-	31,994
Restricted cash(5)	5,000	-	-	-	5,000
Investments and securities at FVTPL	44,925	1,296	1,269	312	47,802
Loans receivable	105,453	30,696	-	-	136,149
Foreclosed properties	29,944	-	-	-	29,944
Derivative asset	-	76	-	-	76
All other assets	2,018	560	-	-	2,578
Total assets	213,032	38,930	1,269	312	253,543

Total liabilities	5,677	222	-	-	5,899

(5) Restricted cash balances of $5,000 comprised of deposits restricted for use and used as security by a third party in the event that the Company did not fulfill its obligations under the foreign exchange contract entered into during 2011. The cash was not held in a separate bank account and the restrictions expired in 2012.

Other risks

In providing resource loans, the Company may be exposed to other risks such as environmental and governmental risks. Environmental risks can arise when the borrower fails to meet applicable environmental laws and regulations or the environmental laws or regulations are revised. This can result in the borrower’s licenses being revoked or suspended and thereby reducing the value of the underlying security of the loan or the borrower’s ability to repay its indebtedness.

The Company may enter into lending agreements with resource companies operating in various international locations. Any changes in regulations in these foreign jurisdictions are beyond the Company’s control and could potentially adversely affect the borrower’s ability to repay its indebtedness with the Company. Changes in governments or policies could adversely affect the Company or potentially result in difficulty or an inability to realize on or dispose of security granted by borrowers or a government may change the tax regime diminishing the value or marketability of the security.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under applicable securities legislation is properly accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. In addition, the Company’s Board, through the Audit Committee, performs an oversight role with respect to all public financial disclosures made by the Company and has reviewed and approved this MD&A and the accompanying consolidated financial statements.

The Company assesses, annually, its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses, annually, its controls over financial reporting; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

Changes in internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended September 30, 2012 that have materially affected, or are likely to affect the Company’s internal controls over financial reporting.

FORWARD LOOKING INFORMATION

This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding our intent, or the beliefs or current expectations of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current anticipated potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Material risk factors which could cause actual results to differ materially include those disclosed herein under “Risks and Uncertainties”. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.